**Unique Beauty Supply Lafayette, LLC**

**FINANCIAL STATEMENT**
**(UNAUDITED)**

**AS OF April**
**21, 2020**

Unique Beauty Supply Lafayette, LLC Index to
Financial Statement (unaudited)

**Pages**

# Balance Sheet

## Unique Beauty Supply Lafayette, LLC

**April 21, 2020**

| Assets | | | | | | |
|---|---|---|---|---|---|---|
| | Current Assets | | | | | |
| | (example - Bank Accnt, Cash, Debtors) | | Amount | | | |
| | Business Checking Acct - Bank of America | | 100.00 | | | |
| | **Total Current Assets** | | **100.00** | | | |
| | Fixed Assets | | | | | |
| | (example - Furniture, Office Equipment, Vehicle) | | Amount | | | |
| | | | | | | |
| | **Total Fixed Assets** | | **0.00** | | | |
| | Inventory | | | | | |
| | (example - Stock) | | Amount | | | |
| | | | | | | |
| | **Total Inventory** | | **0.00** | | | |
| | | | | | | |
| | | | | **Total Assets** | | **100.00** |

| Liabilities | | | | | |
|---|---|---|---|---|---|
| | **Current Liabilities** | | | | |
| | (example - Credit cards, Creditors,) | | Amount | | |
| | | | | | |
| | | | | | |
| | | | | | |
| | **Total Current Liabilities** | | **0.00** | | |
| | **Long Term Liabilities** | | | | |
| | (example - Loan) | | Amount | | |
| | | | | | |
| | | | | | |
| | | | | | |
| | **Total Long Term Liabilities** | | **0.00** | | |
| | | | | | |
| | | | | **Total Liabilities** | **0.00** |
| | (Current Liabilities add Long Term Liabilities) | | | | |
| | | | | | |
| | | | | **Net Assets** | **100.00** |
| | | | | (Assets less Liabilities) | |

| Equity | | | | | | |
|---|---|---|---|---|---|---|
| | Description | | Amount | | | |
| | (example - Funds Introduced, Drawings, Current Earnings) | | | | | |
| | Funds Introduced | | 100.00 | | | |
| | | | | **Equity** | | **100.00** |
| | | | | | | |
| | | | | | | |
| | | | | **Total Equity** | | **100.00** |
| | (Net Assets should equal Total Equity) | | | | | |

**NOTE 1 – NATURE OF OPERATIONS**

Unique Beauty Supply Lafayette, LLC was formed on April 13, 2020 ("Inception") in the State of Louisiana. The balance sheet of Unique Beauty Supply Lafayette, LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Oakland Park, FL.

The Unique Beauty Supply Lafayette, LLC, (the "Company") is a Louisiana Limited Liability Company established by Andre Christopher Barnes (the "Manager") to acquire, repair, rent and sell automobiles. The Company is seeking to raise up to $1,070,000 to execute its business model.

**NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

*Basis of Presentation* The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

*Use of Estimates* The preparation of balance sheet in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

*Fair Value of Financial Instruments* Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities  in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

*Risks and Uncertainties* The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include:

1. Operations of the Company. The likelihood of success of the Company must be considered in case of problems, expenses, complications and delays encountered in connection with the automobiles business enterprises.

2. Dependence upon Key Personnel: Potential Conflicts of Interest. The Company is dependent on its operations upon the services of its management and service providers.

3. Economy. An increase in interest rates or a depressed job market would hinder our ability to find customers for our offerings.

4. Competition. The beauty supply market continues to attract investment capital from other local operators and national and international investors. We will be in direct competition with these market participants and may be outbid on automobiles.

5. Force Majeure. Operation of any business contemplates the risk that natural or other disasters may cause significant interruptions. The Company may incur losses from natural disasters that are not insurable.

6. Lack of Liquidity. There is no established market or exchange for the resale of the Units. An Investor seeking to sell their Units may have great difficulty in finding a buyer and may find no buyers for their Units.

7. Limited Transferability of Securities. The Investor should be fully aware of the long‑term nature of his or her financial support of the Company. The Stocks may be transferred only if certain requirements are satisfied. The Investor has represented to the Company that it is

acquiring the Stocks for his or her own investment only and without a view to their immediate resale or distribution. Even if the Investor offers to sell his or her Stocks after meeting all requirements, there may be no buyers for the Stocks. There is no market or exchange where the Support may offer their Stocks for sale. The Investor should consider any investment as 'illiquid' and one that cannot be readily converted into cash. Accordingly, purchasers of the Stocks must bear the economic risk inherent in the investment for an indefinite period of time.

8. Risk of Litigation. If the Company is subjected to lawsuits or proceedings by government entities or private parties, or other investors, then expenses or liabilities of the Company arising from any such suit would be borne by the Company. While the Company will seek to obtain a general liability insurance policy covering its activities, such insurance may not cover all costs and expenses related to litigation.

9. Income Taxes Imposed on Investors. It is anticipated that any distributions made to Investors above the amount of their investment will be taxed as ordinary income and treated as a passive investment for tax purposes. However, the tax circumstances of each Investor may vary, and Investors should check with their personal tax advisor to determine how they may be Taxed.

10. Speculative Determination of Offering Price. The price of the Stocks being offered hereby was speculatively determined by the Company based upon a large number of assumptions regarding future events that may or may not happen. Accordingly, the price per Stock indicated on the cover of this Memorandum must be considered in terms of the likelihood that all of these future events may occur and the accuracy of the assumptions in terms of their impact on future value. The price for Stocks in this Offering bears no direct relationship to the current book value, assets or earnings of the Company or any other objective criteria of value.

11. New Business. The Company is newly formed and has no operating history. Therefore, a prospective Investor has no prior performance of the Company upon which they may rely in assessing the future performance of the Company.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering documents or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

*Cash and Cash Equivalents* For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

*Concentration of Credit Risk* The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

## NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or its members.

## NOTE 4 – MEMBERS' EQUITY *Stock Units* The
Company will have two classes of equity for all members, Class A members will be reserved for Managers and employees of the Company and Class B members will be for equity Investors of the Company.

## 5 – SUBSEQUENT EVENTS

There have been no events or transactions since the date of inception that would have a material effect on the balance sheet.

Certified to be true and correct to the best of my knowledge.

By: _____

Jamesha Delcambre

Manager